UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of October 2007
Commission File No.: 001-33514
TRANSITION THERAPEUTICS INC.
101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐                     Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

EXHIBITS
The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document
99.1	News release dated October 30, 2007 — “Transition Therapeutics to Present at CIBC World Markets 18th Annual Healthcare Conference”.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.
Date: October 30, 2007	By:	/s/ Elie Farah
		Name:	Elie Farah
		Title:	Chief Financial Officer and Vice President, Corporate Development

Exhibit 99.1
FOR IMMEDIATE RELEASE
Transition Therapeutics to Present at CIBC World Markets
18th Annual Healthcare Conference
TORONTO, ON, October 30th, 2007 — Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH, NASDAQ:TTHI) today announced that Dr. Tony Cruz, Chairman and Chief Executive Officer, will present at the upcoming CIBC World Markets 18th Annual Healthcare Conference. Dr. Cruz’s presentation will take place on Monday November 5, 2007 at 1:55pm (Eastern Time) at the Waldorf-Astoria Hotel in New York City.
To access the live audio webcast of the presentation, log on through a link located on Transition’s website at www.transitiontherapeutics.com. The webcast will be available for replay following the presentation.
About Transition
Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND-005/AZD-103 for the treatment of Alzheimer’s disease and regenerative therapies E1-I.N.T.™ and GLP1-I.N.T.™ for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.
Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.
For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: 416-260-7770, x.223	Phone: 416-260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com